1

Exhibit 99.1
MARKET RELEASE
Results of the Sibanye-Stillwater Annual General Meeting
Johannesburg, 26 May 2020: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that all resolutions were passed by the requisite majority at the Group's Annual General Meeting (the
AGM) held by way of utilising electronic communication and electronic platforms at 09:00 (CAT) this morning. In accordance with recommended practice, a poll was conducted on each resolution during the meeting.

The number of shares voted in person or by proxy was 2,229,650,729 representing 83.35% of Sibanye-
Stillwater’s 2,675,009,860 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those which abstained, are set out below:
Resolution
% of votes
for the
resolution
(1)
% of votes
against the
resolution
(1)
Number of
shares voted
% of
Shares
voted
(2)
% of
Shares
abstain
ed
(2)
Ordinary Resolution 1 –
Re-appointment of auditors
and Designated Individual
Partner
99.89 0.11 2 225 965 011
83.21
0.14
Ordinary Resolution 2 –
Election of a director: Dr EJ
Dorward-King
99.28 0.72 2 225 926 993
83.21
0.14
Ordinary Resolution 3 –
Election of a director: Dr TV
Maphai
99.98 0.02 2 225 914 143
83.21
0.14
Ordinary Resolution 4 –
Re-election of a director: TJ
Cumming
99.73 0.27 2 225 916 277
83.21
0.14
Ordinary Resolution 5 –
Re-election of a director: C
Keyter
99.98 0.02 2 224 109 382
83.14
0.21
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Ordinary Resolution 6 –
Re-election of a member and
Chair of the Audit
Committee: KA Rayner
99.91
0.09
2 225 967 349
83.21
0.14
Ordinary Resolution 7 –
Election of a member of the
Audit Committee: TJ
Cumming
99.18
0.82
2 225 966 645
83.21
0.14
Ordinary Resolution 8 –
Election of a member of the
Audit Committee: SN Danson
99.98
0.02
2 225 966 549
83.21
0.14
Ordinary Resolution 9 –
Re-election of a member of
the Audit Committee: RP
Menell
99.40
0.60
2 225 965 985
83.21
0.14
Ordinary Resolution 10 –
Re-election of a member of
the Audit Committee: NG
Nika
99.93
0.07
2 225 952 563
83.21
0.14
Ordinary Resolution 11 –
Re-election of a member of
the Audit Committee: SC van
der Merwe
99.33
0.67
2 225 964 821
83.21
0.14
Ordinary Resolution 12 –
Approval for the issue of
authorised but unissued
ordinary shares
93.25
6.75
2 225 812 483
83.21
0.14
Ordinary Resolution 13 –
Issuing equity securities for
cash
78.55
21.45
2 225 830 881
83.21
0.14
Ordinary Resolution 14 –
Non-binding advisory vote on
Remuneration Policy
96.99
3.01
2 225 803 362
83.21
0.14
Ordinary Resolution 15 –
Non-binding advisory vote on
Remuneration
Implementation Report
94.41
5.59
2 224 136 923
83.14
0.21

Special Resolution 1 –
Approval for the
remuneration of non-
executive directors
91.83
8.17
2 225 857 389
83.21
0.14
Special Resolution 2 –
Approval of Lead
Independent Director
recompense for period since
appointment
99.24
0.76
2 225 813 061
83.21
0.14
Special Resolution 3 –
Approval for the Company to
grant financial assistance in
terms of sections 44 and 45 of
the Act
98.23
1.77
2 225 818 761
83.21
0.14
Special Resolution 4 –
Approval for the acquisition
of the Company’s own shares
98.59
1.41
2 225 875 468
83.21
0.14
Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South
Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock
Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report
2019 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2019.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).